UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Fura Gems Inc.	2771063 Ontario Inc.

(Name of Subject Company)	(Name of Subject Company)

N/A	N/A

(Translation of Subject Company’s Name into	(Translation of Subject Company’s Name into
English (if applicable))	English (if applicable))

Ontario, Canada	Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation	(Jurisdiction of Subject Company’s Incorporation
or Organization)	or Organization)

Fura Gems Inc. (post-amalgamation)
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Fura Gems: 361059108	2771063 Ontario: None
(CUSIP Number of Class of Securities (if applicable))

Devidas Shetty

President and Chief Executive Officer

Fura Gems Inc.

Suite 800 - 65 Queen Street

PO Box 71

Toronto, Ontario M5H 2M5

Tel: (416) 861-2269

September 15, 2020
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

(a)           The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Fura Gems Inc., and are required to be disseminated to U.S. security holders or published in the United States:

•       Notice of Annual and Special Meeting of Shareholders and Management Information Circular (the “Circular”), dated September 4, 2020, in respect of an annual and special meeting of the shareholders of Fura Gems Inc., a copy of which is furnished as Exhibit 99.1 to this Form CB.

•       Letter of Transmittal, a copy of which is furnished as Exhibit 99.2 to this Form CB.

The exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b)           Not applicable

Item 2.    Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading “Notice to Shareholders in the United States” on page 12 of the Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a)           None.

(b)           Not applicable.

(c)           Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Fura Gems Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in the United States in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process of Fura Gems Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of September 15, 2020.

FURA GEMS INC.

By:	/s/ Devidas Shetty
Name: Devidas Shetty
Title: President and Chief Executive Officer

2771063 ONTARIO INC.

By:	/s/ Abhijit Chakraborty
Name: Abhijit Chakraborty
Title: Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated September 4, 2020, in respect of an annual and special meeting of the shareholders of Fura Gems Inc.

99.2	Letter of Transmittal